
October 11, 2013

Via E-mail
Niall Nolan
Chief Financial Officer
Navigator Holdings Ltd.
21 Palmer Street
London SW1H 0AD
United Kingdom

      Re: Navigator Holdings Ltd.
                Amendment No. 3 to
                Draft Registration Statement on Form F-1
                Submitted October 4, 2013
                CIK No. 0001581804

Dear Mr. Nolan:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. We note your responses to our prior comment 1. Prior to the planned effectiveness of the Company's Form F-1 registration statement, please revise to remove the restrictive legend included on the report of the independent registered public accounting firm. Also, please include a currently dated consent of the independent registered public accounting firm as an exhibit to the filing when you file your F-1 registration statement.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Share-based Compensation, page 60

2. We note your response to our prior comment 3. Once the IPO price is determined, please revise your discussion in MD&A to include a discussion of any additional factors contributing to the difference between the fair value as of the date of each grant and the estimated IPO price.

3. We note your response to our prior comment 4. As previously noted, given that WL Ross & Co. LLC was your principal shareholder at the time of this transaction, we do not necessarily believe that their purchase of your restricted shares provides an objective independent basis for valuing your common shares. Furthermore, it is generally staff position that illiquidity discounts in excess of 15% should not be used in valuing stock–based compensation grants unless there are substantive long-term restrictions impacting the marketability of the underlying shares. Unless there is objective evidence to justify such substantive long-term restrictions, please revise accordingly

Changes in Accountants, page 142

4. We note your response to our prior comment 8. Please file the letters from MSPC and Grassi as Exhibit 16 to the registration statement prior to the planned effectiveness of your Form F-1 registration statement.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

You may contact Effie Simpson at (202) 551-3346 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at (202) 551-3798 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: Via E-mail
        Mike Rosenwasser, Esq.